UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Radyne Corporation

(Name of Subject Company)

Radyne Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

750611402

(CUSIP Number of Class of Securities)

Carl Myron Wagner

Chief Executive Officer

Radyne Corporation

3138 East Elmwood Street

Phoenix, Arizona 85034

(602) 437-9620

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Steven D. Pidgeon, Esq.

DLA Piper US LLP

2415 East Camelback Road, Suite 700

Phoenix, Arizona 85016

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This schedule 14D-9 contains the following exhibits:

Exhibit A – Exhibit A is a press release, dated May 12, 2008, relating to the proposed acquisition of Radyne Corporation by Comtech Telecommunications Corporation.

Exhibit B – Exhibit B is a list of frequently asked questions distributed to the employees of Radyne Corporation on May 12, 2008 relating to the proposed acquisition.

Exhibit A

Radyne Agrees to be Acquired in All-Cash Transaction

•     Comtech Telecommunications Corp to pay $11.50 per share

•    Radyne cancels previously scheduled earnings call

PHOENIX – May 12, 2008 - Radyne Corporation (NASDAQ: RADN) announced the signing of a definitive merger agreement with Comtech Telecommunications Corp (NASDAQ: CMTL) pursuant to which Comtech has agreed to acquire Radyne in an all-cash transaction.

Under the terms of the merger agreement, unanimously approved by both companies’ Boards of Directors, Comtech will make a first step cash tender offer at $11.50 per share, which represents a premium of approximately 33.0% over Radyne’s average closing price over the last ninety trading days. Once the first step cash tender offer is completed, it will be followed by a merger at the same price. The acquisition has a transaction equity value of approximately $223.6 million and an enterprise value of $195.0 million. As of March 31, 2008, Radyne had cash and cash equivalents of $28.7 million.

The first step cash tender offer is expected to commence later this month and is subject to customary terms and conditions, including the purchase of a minimum of a majority of Radyne’s shares on a fully diluted basis and regulatory clearance. Financing is not a condition to the closing of the tender offer or merger. Radyne and Comtech will provide their expectations of the timing of the transaction close once the first step tender offer is completed.

Myron Wagner, Chief Executive Officer of Radyne, said, “This strategic combination makes sense for both companies and I firmly believe it is the right step at the right time for all of Radyne’s stakeholders. Our shareholders will benefit from a significant premium to Radyne’s stock price, our customers will benefit from greater resources and product offerings, and our employees will benefit from being part of a larger, more diversified company. I look forward to working with Comtech’s management team during the integration period.”

Fred Kornberg, President and Chief Executive Officer of Comtech, said, “We are pleased to have reached this agreement with Radyne and believe that this combination is beneficial to the stakeholders of both companies. Acquiring Radyne offers a unique opportunity to unite our companies’ resources to develop and bring to market innovative, new products that can increase our customers’ return on investment and reduce operating costs. We are very excited about the future prospects of the combined company and we look forward to welcoming Radyne’s talented and dedicated employees to the Comtech team.”

Mr. Kornberg and Mr. Wagner jointly stated, “We intend to maintain a sharp focus on our customers’ needs as we integrate Radyne’s business into Comtech. We plan no interruptions in any scheduled or committed rollouts from either company, and we intend to continue to support all existing Comtech and Radyne products and services. We anticipate honoring all existing agreements with customers, VARs, distributors, OEMs and other strategic partners.”

Radyne Q1 Earnings Conference Call Cancelled

As a result of this announcement Radyne’s earnings conference call originally scheduled for Monday, May 12, 2008 at 8:30 AM ET has been cancelled. Complete financial results for the first quarter ended March 31, 2008 are available in the Company’s Form 10-Q which was filed with the Securities and Exchange Commission on Friday, May 9, 2008.

Comtech Special Transaction Conference Call

Comtech management will discuss the transaction on a conference call Monday, May 12, at 8:30 AM ET. To listen to the conference call, please dial (719) 325-4854 (international) or (877) 591-4954 (domestic). The conference call ID number is 4409538. A live web cast of the call will be available to all interested parties on Comtech’s web site at www.comtechtel.com (under “Investor Relations”). A replay of the conference call will be available for seven days by dialing (719) 457-0820 (international) and (888) 203-1112 (domestic). The conference call ID number for the replay is 4409538. A separate special investor presentation and question and answer document relating to the acquisition will be available at www.comtechtel.com

Needham & Company, LLC is acting as financial advisor to Radyne and provided a fairness opinion to Radyne’s Board of

Directors. DLA Piper is acting as Radyne’s legal counsel. Banc of America Securities LLC is serving as financial advisor to Comtech. Skadden, Arps, Slate, Meagher & Flom LLP and Proskauer Rose LLP are acting as Comtech’s legal counsel.

About Radyne Corporation

Radyne Corporation designs, manufactures, sells, integrates and installs products, systems and software used for the transmission and reception of data and video over satellite, troposcatter, microwave and cable communication networks. The Company sells under four brands:

•	Radyne builds satellite modems, converters and switches,

•	Xicom Technology produces high power amplifiers,

•	AeroAstro is a leader in microsatellite systems, components, and advanced communications technologies,

•	Tiernan supplies HDTV and SDTV encoding and transmission equipment.

Radyne is headquartered in Phoenix, Arizona, with additional offices in Santa Clara and San Diego, California, Ashburn, Virginia and Littleton, Colorado. In addition, the Company has sales offices in Singapore, Beijing, Jakarta and the United Kingdom. For more information, visit our web site at www.radn.com.

About Comtech Telecommunications Corp.

Comtech Telecommunications Corp. designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. The Company believes many of its solutions play a vital role in providing or enhancing communication capabilities when terrestrial communications infrastructure is unavailable or ineffective. The Company conducts business through three complementary segments: telecommunications transmission, mobile data communications and RF microwave amplifiers. The Company sells products to a diverse customer base in the global commercial and government communications markets. The Company believes it is a leader in the market segments that it serves.

Additional Information

The tender offer for the outstanding common stock of Radyne Corporation referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Radyne common stock will be made pursuant to an offer to purchase and related materials that Comtech Telecommunications Corp. and Comtech TA Corporation intend to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Comtech Telecommunications Corp. and Comtech TA Corporation will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter Radyne will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER. When available, these materials (and all other materials filed by Radyne and Comtech Telecommunications with the Securities and Exchange Commission with respect to the tender offer) will be available free of charge from the Securities and Exchange Commission at its website at http://www.sec.gov and also from Radyne at the Investors area of its website at http://investors.radn.com or by directing a request to Investor Relations of Radyne Corporation at 3138 East Elwood, Phoenix, AZ 85034

Safe Harbor Paragraph for Forward-Looking Statements

This press release includes statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and Radyne claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” or “anticipates,” and do not reflect historical facts. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other foreign competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.

Other risks, uncertainties and assumptions include: risks related to the timing or ultimate completion of the transaction, including the possible loss of customers and employees as a result of the announcement of the transaction, which could leave Radyne in a weaker competitive position if the transaction is not ultimately completed; and other Risk Factors and cautionary statements made in Radyne Corporation’s Annual Report on Form 10-K for the period ended December 31, 2007.

Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Radyne Corporation does not undertake and specifically declines any obligation to update any forward-looking statements.

Contact: Malcolm Persen, Chief Financial Officer, 602.437.9620

RADN-PR

Exhibit B

Questions and Answers for Radyne Employees

1.	Who is Comtech?

Comtech is a public company located in Melville, New York, with sales of approximately $500 million. They have three business segments — telecommunications transmission, mobile data communications and RF microwave amplifiers. For more information please visit their website: www.comtechtel.com.

2.	Why did Radyne sell to Comtech?

Our Board of Directors believes that selling the Company to Comtech will maximize shareholder value and provide both our employees and customers with a stronger market offering in the future. Radyne has gone through remarkable growth over the past four years, almost tripling in size with both organic growth and the additions of Xicom and AeroAstro. This combination with Comtech is a logical next step in creating a stronger and more competitive position in the marketplace.

Comtech believes that Radyne will strengthen both Comtech’s existing satellite earth station business and RF microwave amplifier product lines. The combined company will be able to extend its market leadership and offer more products to customers in our combined markets.

At the same time, the addition of the Tiernan broadcast equipment business and AeroAstro microsatellite technology to Comtech’s portfolio represents exciting opportunities for these businesses to grow.

3.	Is this a friendly acquisition?

Yes. Over the course of a number of years, Radyne and Comtech have engaged in a variety of discussions. This most recent discussion has been lengthy and we are pleased to have reached this agreement that is extremely beneficial to the shareholders, employees and customers of both companies.

We are excited to unite the strengths of Comtech and Radyne.

4.	How will this transaction benefit employees?

The management teams of Radyne and Comtech believe the combined company will be stronger in the markets we serve, have access to an increased customer base, and will have greater resources to invest in technology and new products. We believe these attributes will enable profitable growth, which will in turn provide increased and more diverse career opportunities for our employees.

5.	What are the plans to integrate the two companies? How will staffing at various levels throughout the combined company be determined?

Comtech plans to integrate Radyne’s satellite earth station business with Comtech EF Data. Our other businesses, Xicom, Tiernan and AeroAstro, will remain independent.

Radyne’s satellite earth station business is located only a few miles away from Comtech’s 156,000 square feet high-volume technology manufacturing facilities located in Tempe, Arizona. All aspects of Radyne’s satellite earth station business will fully integrate into Comtech EF Data’s satellite earth station business.

We also expect to consolidate Radyne’s corporate functions into Comtech’s headquarters in Melville, New York.

While it is premature to discuss specifics now, we will be working together to build an integration team that will begin identifying how to best build upon each other’s strengths and bring our companies together. Some employees may be assigned specific integration activities as part of this process and we ask that you support their movement to those activities and provide assistance on their prior assignments

Both companies have solid teams, processes and programs and we expect to realize the benefits of this transaction quickly and efficiently.

6.	Will there be any layoffs as a result of the transaction?

We expect that this transaction will not impact Radyne employees at Xicom, Tiernan and AeroAstro, along with Comtech’s employees at PST Systems, Mobile Data, AHA and Memotec.

We expect to expeditiously move the manufacturing of Radyne’s products to Comtech’s existing high-volume manufacturing facility, located only a few miles away.

Because Radyne currently out sources all its manufacturing up to the major subassembly level, moving this business to Comtech EF Data should result in increased combined manufacturing employment levels for the Satellite Communications product business.

The company does not anticipate cancelling any product lines and anticipates supporting all products, solutions and customers. Hence, employees will be critical to the success of the combination. We also intend to invest in sales and engineering jobs to drive further innovation and introduce new products to the marketplace.

We also anticipate combining the company’s corporate functions in Melville, NY, so that we can best align our resources with the new size and scope of our combined business. We are just beginning to work through transition and merger integration planning, so it is too early to speculate on the details regarding individual positions. That said, we will take steps to ensure that any employee whose position may be eliminated as a result of the merger will receive appropriate separation benefits. This transaction may impact a number of overhead and duplicative positions. This is an unfortunate, but necessary, outcome when combining two organizations where there are redundant positions.

7.	How will this transaction affect my benefits?

After the transaction closes, we expect that all of Radyne’s employees will shortly migrate to Comtech’s existing benefit package. Our merger agreement calls for Radyne employees to continue to have equivalent benefits and pay for at least one year. Comtech offers and intends to continue to offer a comprehensive and competitive compensation and benefits package for all employees that will allow us to continue to attract and retain the talent needed to successfully drive the company forward.

8.	After the transaction closes, what will the combined company be called?

The combined company will called Comtech.

Both companies have very powerful global brand names and we intend to build upon both brands. Comtech plans to retain the Radyne logo branded products for the foreseeable future. Radyne’s independently branded companies, Xicom, AeroAstro and Tiernan, will continue to use their brand names.

9.	Will the Company’s headquarters move to Phoenix or stay in New York? Who will lead it?

Comtech headquarters will remain in Melville, NY. The senior team will remain unchanged; however, Comtech will benefit from the addition of a number of Radyne senior managers. Fred Kornberg will remain Chairman and CEO of Comtech.

Walt Wood will continue to be the President of Xicom. Rick Fleeter, will continue to be the President of AeroAstro. Brian Duggan will continue to be the President of Tiernan. Lou Dubin, President of Radyne, will be actively involved in integration planning for the Comtech E F Data and Radyne businesses. Myron Wagner and Malcolm Persen will stay to assist in the transition and integration as needed.

Robert McCollum, President of Comtech EF Data will oversee the combined companies’ satellite earth station product lines.

10.	How long before the transaction closes?

There are a number of tasks required to complete the transaction. Comtech will be launching a tender offer for Radyne’s shares and will need a majority of those shares. The other important task is the receipt of regulatory approvals, including receiving antitrust clearance. At this time, it is premature to speculate on the closing timeframe.

11.	What can employees expect in the interim?

It should be business as usual for both Radyne and Comtech.

Until the transaction closes, Radyne and Comtech will remain separate and independent companies. We need to remain focused on achieving our goals and serving our customers with the same passion and dedication that they expect from our two companies. We will do our best to keep our employees fully informed as we move forward to complete this transaction. We are counting on all of you to continue, as always, to provide our customers with the value and superior service they have come to expect.

12.	Should I be speaking to my counterpart at Radyne or Comtech?

Until the transaction closes, you should conduct your business as you always have. You should not contact any employee at Comtech unless requested to do so.

13.	How will this transaction affect our relationship with our customers?

We believe that the transaction will be beneficial to our customers. We will be able to offer a broader range of products to our customers and will have additional resources, primarily talented employees, to invest in innovative products that provide greater benefits to our customers.

The Comtech and Radyne sales teams are calling and emailing their respective customers separately to inform them of this news and help address their questions. We will work closely with our customers to help ensure they understand the real benefits of this transaction and why we believe we will be an even better strategic partner.

14.	What should I say if a customer asks me about the transaction?

We will provide you with talking points that will help you explain the transaction and its benefits to our customers and will lay out some of the “Dos” and “Don’ts” for discussing this transaction.

15.	What should I do if I receive a call from a reporter?

As always, should a member of the media, investor or general public contact you regarding this or any transaction, it is important that you forward these inquiries to Malcolm Persen.

16.	Where can employees obtain additional information?

We are in the preliminary stages of working out the details of how the combined company will operate. We will make every effort to keep you informed about developments and progress. In the interim, your manager and Human Resource representative will be available to address questions.

17.	What are the terms of the transaction?

Under the terms of the deal, Comtech will offer to buy Radyne shares at $11.50 per share. Once they obtain sufficient shares to assume control of Radyne, they will officially merge the company into Comtech.

18.	How will my stock options be affected?

Our Board of Directors has decided to accelerate the vesting of all employee options in conjunction with this transaction. This means that if you have unvested options with an exercise price of $11.50 or less, Comtech will redeem those for you at the time of the merger. While your currently vested options are available, as always, for exercise whenever you would like, at the time of the merger, Comtech will automatically redeem them as well.

19.	How do I learn more about how to tender my stock to Comtech?

If you own Radyne shares, you may sell them at the market for the current price just as you could before, up to the time when we complete the merger. Alternatively, you can tender your shares directly to Comtech and receive the $11.50 they are offering. Shortly, Comtech will send you instructions on how to direct your broker to tender the shares.